Filed by Newell Rubbermaid Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Jarden Corporation

Commission File No.: 001-13665

January 29, 2016

NEWELL RUBBERMAID INC.

Moderator: Alisha Dubique

1-29-16/7:30 am

Confirmation # 5742567

This is a transcript of the earnings call conducted on January 29, 2016:

NEWELL RUBBERMAID INC.

Moderator: Alisha Dubique

January 29, 2016

7:30 am CT

Operator: Please stand by. Good morning and welcome the Newell Rubbermaid’s Fourth Quarter 2015 Earnings conference call. At this time, all participants are in a listen only mode. After a brief discussion by management, we will open up the call for questions. As a reminder, today’s conference is being recorded. A live webcast of this call is available at newellrubbermaid.com on the investor relations home page under events and presentations. A slide presentation is also available for download. I will now turn the call over to Nancy O’Donnell, Vice President of Investor Relations. Ms. O’Donnell you may begin.

Nancy O’Donnell: Thank you. Welcome everyone. Thank you for joining Newell’s Fourth Quarter Results conference call. Before we begin, please take note of Newell’s cautionary statements regarding forward looking statements in our most recent SEC filings and in the 8K that we filed with our press release this morning. Such forward looking statements are based on assumptions and actual results could differ materially from management’s predictions. Newell undertakes no obligation to update any statements made today. Let me also remind that on today’s call, we will refer to certain non-gap financial measures. Please note, that Newell has provided reconciliations to comparable gap financial measures in our earnings release, in our current 8K, and on our Web site. Our presenters today are Mike Polk, our President and Chief Executive Officer and John Stipancich, our Chief Financial Officer. And I’ll now turn the call over to Mike.

NEWELL RUBBERMAID, INC.

Moderator: Alisha Dubique

1-29-16/7:30 am

Confirmation # 5742567

Mike Polk: Thank you Nancy. Good morning everyone and thanks for joining our call. We’ve delivered another strong quarter of results and have terrific momentum on our business. In that context, this morning we’ve reaffirmed the 2016 full year guidance we provided on our last earnings call. Before we get into the results, let me comment on three strategic initiatives. First, in late October we completed the acquisition of Elmer’s products. Elmer’s Krazy Glue and X-Acto represent terrific editions to our great portfolio and will provide drive period synergies at back to school, great cross sell potential across our channels. And together with our very fast growing Prismacolor Paper Mate Flair and Mr. Sketch brands strengthen our position in drawing and crafts.

Elmer’s sales will not contribute to core sales until the first anniversary of the completion of the acquisition. This morning, we shared our decision to deconsolidate Venezuela. We took this decision after significant deliberation. We’ve concluded that the increasingly restrictive nature of regulations in Venezuela and the limited and infrequent access to U.S. dollars has resulted in the loss of the company’s ability to make key operational decisions. We’ve taken the charge to reported earnings in Q4 and starting in Q1 we will no longer consolidate the performance of our Venezuelan operations. We’ve been doing business in Venezuela for many decades and we expect to continue to manufacture and sell our products to Venezuelan consumers despite this accounting change.

Lastly, in December we announced the definitive agreement to combine Newell Rubbermaid and Jarden Corporation. We’ve secured committed financing to ensure deal closure, begun the process with the regulatory agencies and have a clear and deliberate path to secure permanent financing. The process will play out over the next few months and we expect the transaction to be completed in Q2. We’ve taken these actions from a position of strength having just finished one of the best years in our history with outstanding growth, margin and earnings delivery.

NEWELL RUBBERMAID, INC.

Moderator: Alisha Dubique

1-29-16/7:30 am

Confirmation # 5742567

So with that, let’s get into our fourth quarter and full year results. In Q4, core sales grew 6.2%, the strongest quarterly core sales growth in years. Excluding Venezuela, core sales grew 4.4%. Normalized gross margin increased 80 basis points to 38.5% driven by pricing, productivity and lower input costs which were partially offset by the negative impact of foreign currency. The increase in gross margin enabled us 70 basis point increasing in advertising and promotion investment to 5.5% of sales. And when coupled with a ten basis reduction in overheads resulted in a normalized operating margin increase of 30 basis points to 13.7%.

Normalized EPS was 56 cents, 14.3% ahead of prior year despite having to overcome a six cent negative impact from foreign currency. Our fourth quarter core sales growth was broad based with growth in all five segments. Combined our win bigger businesses grew core sales 11.3%. Our full year results were strong as well. Core sales increased 5.5% and excluding Venezuela core sales grew 3.9%. Our win bigger businesses grew 9.4% and our acquisitions when coupled with the core sales growth have offset the negative impact of currency and divestitures to yield 3.3% net sales growth.

Despite currency pressure on costs, we expanded normalized gross margin 40 basis points to 39.2%. Importantly for the full year, we increased A&P investment by over 17% to 4.9% of sales. And while spending more behind our brands, we simultaneously increased normalized operating margin 50 basis points, enabled by our efforts to make Newell leaner and more efficient through project renewal. All this together yielded 9% normalized EPS growth despite having to absorb a negative 39 cent impact from foreign currency.

Obviously we’re pleased with our results in 2015 and we have clear momentum in our business and our operating model is working. Let me hand the call over to John to go through our results in more detail. John will also walk through the next steps in the Jarden transaction. I’ll return to provide perspective on our latest view of 2016 and some thoughts on the creation of Newell brands.

NEWELL RUBBERMAID, INC.

Moderator: Alisha Dubique

1-29-16/7:30 am

Confirmation # 5742567

John Stipancich: Thanks Mike and good morning. Fourth quarter reported net sales were $1.56 billion, a 2.3% increase versus last year. The bubba, Baby Jogger, and Elmer’s acquisitions contributed 350 basis points to reported net sales. Core sales, which exclude the net impact of acquisitions and divestitures and the 540 basis point negative impact of foreign currency increased 6.2% and all five of our segments grew in the quarter. Reported gross margin was 38.3% up 70 basis points to last year and normalized gross margin was 38.5% up 80 basis points. This improvement was driven by pricing, productivity and favorable commodities which more than offset unfavorable currency. Normalized SG&A expense was $387.3 million or 24.8% of sales, up 50 basis points versus the prior year.

We continued our progress on overheads but significantly increased our investment in our advertising and promotion by 70 basis points as a percentage of sales. We invested in major campaigns for writing, including our fine writing business and Mr. Sketch, as well as Calphalon SharpIN self-sharpening cutlery sets. We also invested in advertising for our food storage business and across a number of commercial products platforms. It’s worth noting that for the full year we reduced overheads by 70 basis points as a percentage of sales plowing those savings into the 60 basis point increased investment in A&P.

Normalized operating margin was 13.7%, up 30 basis points reflecting the benefits of project renewal and other cost savings initiatives, pricing, and productivity partially offset by a significant increase in strategic investment. Reported operating margin was 6.5% down from 7.4% in the prior year due in part to higher restructuring charges and acquisition and integration costs. Interest expense increased $8.4 million year over year including expenses associated with the Elmer’s and pending Jarden transactions. During the fourth quarter, we issued $600 million in medium term notes, the proceeds of which were used to provide permanent financing for Elmer’s.

NEWELL RUBBERMAID, INC.

Moderator: Alisha Dubique

1-29-16/7:30 am

Confirmation # 5742567

Our normalized tax rate was 23.2% compared with 26.5% a year ago and our full year normalized 2015 tax rate landed at 23.4%, about ten basis points down from prior year. Normalized EPS, which excludes restructuring, restructuring related and other project costs and certain other onetime items, was 56 cents, a 14.3% increase to last year. On a reported basis, fourth quarter EPS was five cents compared with 19 cents last year, mostly driven by the gain on the sale of Endicia business being more than offset by the non-cash charge associated with deconsolidating Venezuela.

I’ll now move onto our segment results and starting with writing reported Q4 net sales were $466.3 million, up 11.5% with Elmer’s contributing about $37 million. Core sales were up 12.5%. Our North American writing business delivered high single digit growth again fueled by strong innovation, marketing, and merchandising. In Latin America writing core sales showed significant growth in part due to volume and pricing in Venezuela. For the full year, core sales grew 10.95 led by a great back to school pricing and new product launches.

Core sales growth in drawing and coloring, which includes Mr. Sketch, Prismacolor and Flair were up over 40% in 2015. Q4 normalized operating margin in our writing segment was 22.7%, a 200 basis point decline versus prior year as significant increased A&P investments and challenging foreign exchange more than offset productivity, pricing, and cost management.

Net sales in our home segment declined 3.7% to $441.8 million. Core sales increased .1% driven primarily by growth in our food storage and beverage core business, offsetting our continued exit of some low margin Rubbermaid consumer storage business as well as transition of product lines in culinary. For the full year, home solutions’ core sales grew .8%. The segment’s normalized operating margin was 12.9% for the quarter, a 30 basis decrease reflecting significantly increased advertising funded in part by productivity and input cost deflation.

NEWELL RUBBERMAID, INC.

Moderator: Alisha Dubique

1-29-16/7:30 am

Confirmation # 5742567

Our tool segment delivered net sales of $207.7 million, an 8.6% decline. Core sales grew 1.4%. Tools delivered high single digit growth in EMEA with modest growth in North America while Latin America declined mid-single digits reflecting challenges in Brazil macros and the impact on volumes as a result of pricing to cover foreign exchange. For the full year, core sales grew 2.2% in the tool segment. Q4 normalized operating margin in this segment was 9.4%, a ten basis point decline versus last year. The decline was driven by foreign exchange challenges in Europe and inflation in Brazil more than offsetting productivity and disciplined overheads management.

Reported net sales in our commercial products segment declined 2.8% to $207.1 million driven by foreign exchange and the sale of our medical carts business earlier in the year. Core sales increased 5.8% driven by pricing and strong volume growth in North America as well as growth in Latin America. For the full year, commercial products grew core sales 4.8%. Normalized operating margin in the fourth quarter was 13.3%, a 190 basis point increase to last year thanks to pricing, productivity and input cost benefits partially offset by higher investment in A&P.

Our baby segment reported $237.9 million in net sales, a 13.9% increase compared to 2014. Core sales grew a very strong 10.2%. Double digit growth from Graco North America driven by strong innovation and previous advertising and promotion investments more than offset declines in EMEA and APAC. For the full year, the segment’s core sales grew 6.4%. Baby’s Q4 normalized operating margin was 11.7%, up 340 basis points to last year largely due to contributions from Baby Jogger and new product development as well as the comparison against the A&P investment we made last year to stimulate growth.

We can get Q4 sales by geography. North America core sales grew 5.7% with strong results from writing, commercial products, and baby. EMEA declined .3% with growth from in tools offset by modest declines in our other EMEA businesses. In Latin America, core sales grew 29.7% with pricing and volume gains in writing and commercial products more than offsetting challenges in tools related primarily to the Brazilian economy. And finally Asia Pacific, core sales grew .2% with

NEWELL RUBBERMAID, INC.

Moderator: Alisha Dubique

1-29-16/7:30 am

Confirmation # 5742567

growth from writing and tools offset by declines in baby. Operating cash flow for the full year 2015 came in at $565.8 million compared to $634.1 million prior year. Though recall in 2015 we made a $70 million voluntary contribution to our U.S. pension plan and we incurred higher restructuring and project renewal related cash payments in 2015. Adjusting for these our operating cash flow was up about 2% year over year.

You’ll note also that we recognized a significant gain associated with the sale of Endicia in the fourth quarter. And we have about $60 million in taxes we’ll need to pay on the gain which we’ll do in the first quarter and which will be reflected in our first quarter operating cash flow. We returned $65 million to shareholders in Q4 including $50.9 million in dividends and $14.1 to repurchase 337,000 shares. For the full year of 2015 we distributed $206.3 million in dividends and $180.4 million to buy back 4.53 million shares. We suspended the repurchase of shares midway through the fourth quarter in light of the Jarden transaction.

With respect to the transaction, we continue to make great progress toward the closing of the combination. This week we finalized our $1.5 billion three year term loan which will fund a portion of the purchase price. We also finalized the amendment of our revolving credit facility including increasing the facility from $800 million to $1.25 billion to accommodate the increased seasonal working capital needs associated with adding Jarden to the family. We continue to work on the mechanics for assuming two tranches of Jarden notes, the 3.75% coupon notes and the 5% coupon notes which we plan to retain after the merger.

We’re well underway on the work streams to go to the public debt markets as we get closer to the anticipated closing in order to secure the balance of funds for the transaction. And we don’t anticipate any challenges associated with the upcoming debt offer or with maintaining our committed investment grade rating. Over the past several weeks, we’ve executed treasury rate locks for a little over $2 billion of the anticipated debt offering. And in addition, recall that we have a fully committed Brazilian facility in place which is available for us to utilize if we encountered any unforeseen challenges with issuing debt and at attractive rates. With that I’ll turn the call back over to Mike.

NEWELL RUBBERMAID, INC.

Moderator: Alisha Dubique

1-29-16/7:30 am

Confirmation # 5742567

Mike Polk: Thanks John. Let’s now turn to a quick discussion of 2016 and into some comments on the (Jardin) combination.

This morning we’ve reaffirmed our 2016 for your guidance for core sales growth and normalize EPS excluding our Venezuelan operations. Our 2016 full-year guidance is for core sales growth of four to five percent in normalized EPS of $2.21 to $2.30. Our best estimate for delivering is at the midpoint of these ranges. Excluding Venezuela for both 2016 and 2015 results, the midpoint of the normalized EPS range represents the old digit growth. What we do not provide quarterly guidance of the exclusion of Venezuela will negatively impact our Q1 2016 normalized EPS by about three to four cents.

There are two key factors that will influence where we fall in the 2016 full-year guidance ranges. The first being the performance of our tools business, and the second being the impact of foreign currency.

Our tool segment had a challenging 2015 as the industrial products and services business slowed from high single-digit growth in 2014 to slight growth in 2015. This contraction and our growth rate was most pronounced in Brazil and in China. Our 2016 outlook assumes better performance driven by building IPNS momentum in the US and Europe partially offset by continued sluggishness in Brazil. Our 2016 full-year course sales guidance assumes low to mid-single digit growth in our tool segment.

The second factor influencing our results will be foreign-currency. Our 2016 full-year guidance assumes a $.26 to $.28 negative impact of foreign exchange. Four to five cents worse than our last estimate earned by the late two cores strengthening of the US dollar. We’ve taken broad

NEWELL RUBBERMAID, INC.

Moderator: Alisha Dubique

1-29-16/7:30 am

Confirmation # 5742567

based actions to do with the expected negative Forax impact with the most pricing actions already in the market. We expect the combination of pricing, grossed to net optimization, productivity and project renewal driven overhead reduction to cover the Forax headwinds while simultaneously enabling increased investment and capabilities and brand support.

In 2016 we are planning to increase A&P funding by about 20% to 5.5% of sales and continue to strengthen our insights in e-commerce capabilities with further investments. These investments are yielding strong growth dividends. In the US in 2015 we increased value market share in 10 of the 13 product categories and that IRI measures. And out of those product categories our IRI dollar sellout or POS grew by over 8%. The strong US market share increases drove US core sales growth up 4.1%, and when coupled with acquisitions drove net sales growth of 8.8%.

The strategic choice to reposition the company from a holding company to an operating company releasing costs through project renewal such that we increased spending behind our brands and invest and an advanced set of capabilities is clearly working. Our track record of delivery and the value creation story derive from our accelerating growth and market development sets the stage for the next very exciting period of transformation as we combine our company with the (Jarden) to create newer brands.

This combination will create a $16 billion consumer goods company of leading brands that compete in large growing, unconsolidated global markets, accommodations scales the company and key geographies, customers and channels. More than doubling the business in the US, Canada, UK, France, Germany, Mexico, Brazil, Japan, and China. The combined portfolio is complementary and quite focused with over 80% of revenue concentrated in just 30 brands. And there are a number of intuitive combinations of brands and categories like (Graco) and (Nook) as well as (Rubbermaid), (Food Storage), and (Food Saver) that will yield greater consumer and customer impact for accelerated growth and category development.

NEWELL RUBBERMAID, INC.

Moderator: Alisha Dubique

1-29-16/7:30 am

Confirmation # 5742567

The combined portfolio is quite profitable with 80% of the combined revenue having a gross margin over 39% and an operating margin of over 15% before synergies. So there is plenty of gross margin to work with and with overheads focused and in some cases reoriented to the activities that drive growth there will be significant potential for margin development and growth beyond what we expect to deliver through the synergies already identified.

Our ambition is to bring together and leverage the best talent in capabilities from both companies to drive strong growth, increase margins, and increase cash flow through superior insights and product design, leading innovation and brand development, strategic category management and selling, delivery of the cost synergies to margin, achievement of savings beyond those assumed in the acquisition model to fund increased brand investment and enterprise wide capabilities for growth, and after paying down debt to our target leverage ratio of three to three and a half times, active portfolio management that strengthens our positions into categories.

We will deploy the best aspects of the platelets from both companies to drive a highly competitive set of outcomes. We’ll respect the differences in each category, channel, and business model that simultaneously established a set of enterprise wide capabilities. We will scale and strengthen our selling capabilities to provide broadband access and reach for our categories and brand into new channels and customers. We were quickly adapt both companies rapidly developing e-commerce strengths to establish a leading capability and direct the consumer Econ which is a differentiated (Jardin) capability, and bricks and mortar and pure play Econ where both companies have excellent momentum.

We will immediately play for procurement savings as the combined companies by over 9 billion in store finished goods come out of these in other services. We will leverage our skill for distribution savings and areas like (Ocean Prak) were combined we ship over 65,000 40-foot ocean container a year from Asia. And, of course, we’ll quickly convert the savings associated with bringing to public companies together establishing a lean and agile corporate infrastructure, the infrastructure very similar to what’s in place today at (Jardin).

NEWELL RUBBERMAID, INC.

Moderator: Alisha Dubique

1-29-16/7:30 am

Confirmation # 5742567

So we’ll deliver these outcomes in a structured way extending the scope of the (Newell) transformation office which is in place to ensure the delivery of project renewal savings to the total enterprise including the work of integration. We roughly 30 days of planning and we expect to find far more opportunities once the two teams are able to fully engage with each other.

We’ve been conservative in our assumptions but will pursue every opportunity we uncover. We have no revenue synergies, no working capital benefits, and no tax synergies and our deal economics, and have a very clear line of sight to at a minimum $500 million of cost synergies.

The first 500 million at synergies is expected to create a company with Ebitda margins of over 20% and annual Ebitda of over $30 billion giving us the firepower to reduce the leverage ratios to three and three and a half times within two to three years, and then subsequently to deploy capital to create further value beyond our organic agenda.

As John stated in his comments we’ve secured committed financing to enable deal closure and expect to maintain our investment grade rating. We’re in the process of seeking the necessary regulatory approvals and expect to secure permanent financing sometime after both companies file their 10K’s. With the current assumptions and despite white and credit spreads we expect the deal will deliver high single digit accretion in year one, mid to high teens accretion by year two, and strong double-digit accretion by year three.

So let me close now by reiterating that we’ve had an outstanding 2015 delivering strong competitive results. Growth continues to accelerate and despite unprecedented foreign currency pressure we’ve increased margins and delivered very strong normalized EPS growth. Our building momentum as a function of the sharp choices we’ve made. We’re investing to create

NEWELL RUBBERMAID, INC.

Moderator: Alisha Dubique

1-29-16/7:30 am

Confirmation # 5742567

advantage brand development and innovation capabilities. And as a result our innovation fund has more than doubled since 2013 with project value up 160%. These innovations leverage a new product design capability we’ve invested to create at our purpose filled design center. And we are backing our growth ideas with industry-leading marketing investment. This investment has been enabled by our determination to make (Newell) leaner and more efficient and to unlock the trapped capacity for growth. Coupled with the actions we’ve taken to strengthen our portfolio these choices are yielding some of the strongest results (Newell) has ever experienced.

We’re on a path to completely transform (Newell Rubbermaid) delivering highly competitive and differentiated results. Our operating model is extendable to more categories, more brands, and more geographies. This is the core logic that underpins the (Jardin) combination.

The creation of (Newell) brands will now allow the best talent at both companies to apply the best of what is working at both companies across a broader more compelling and more diversified landscape of opportunity and brands.

We will build one of the most exciting companies in our industry, a destination for talent, while simultaneously unlocking an incredible amount of value for our shareholders. That is a growth game plan into action. That is the future (Newell) brands. Let me now past the line to the operator for questions.

Operator: Thank you. If you would like to ask a question please signaled by pressing *1 one on your telephone keypad. If you’re using a speakerphone please make sure your mute function is turned off to allow your signal to reach our equipment. Again, press *1 to ask a question. Your first question comes from Chris Ferrara with Wells Fargo.

Chris Ferrara: Good morning guys.

NEWELL RUBBERMAID, INC.

Moderator: Alisha Dubique

1-29-16/7:30 am

Confirmation # 5742567

Mike Polk: Hi Chris.

Chris Ferrara: Mike, I guess on the top line, obviously 4.4% pace you guys did this quarter and excluding Venezuela is strong; right? And it’s in the tough environment. You talk a little bit about it but your guide is four to five for next year but the comps get a little bit tougher obviously we talked about Brazil and China a little bit but can you just go through your confidence for maintaining that growth rate and a tougher environment on tougher comps. And I know part of it is the increased and A&P but if you can go through that a little bit and expressed that that would be great.

Mike Polk: Yeah. Well, it’s a combination of the increase in spending Chris but also we’ve got the strongest innovation plan we’ve had since I’ve been here. So if you remember we take our home model back in the middle of ‘13 and I said that the gestation period on new ideas that are coming to our brand development organization was 18 to 24 months. And the way these projects work is a sort of later into the market. And so as we progress through ‘16 and into ‘17 we’ve got some of the strongest innovation ideas we really ever had in the marketplace.

An example of that is in the first quarter we’ll launch new paper mate into our gels with three times faster drying ink versus the leading gel pen for the advantages to perform a less smearing will launch Rubbermaid fresh works which leverages our food storage business but applies a filtration, a membrane to prevent oxidation from occurring on fresh fruits and vegetables which should extend the program’s life by, we expect to extend the produce life by nearly 80%. So you got a whole series of innovations.

John mentioned the sharpened knives where ((inaudible)) got these ceramic sharpeners in the butcher blocks so every time you withdraw the knife you have the perfectly honed blade. And so these are the examples of the kind of innovations that started to filter into our business in late ‘16 and really hit its stride in 2016. So you’ve got a combination of increased spending.

NEWELL RUBBERMAID, INC.

Moderator: Alisha Dubique

1-29-16/7:30 am

Confirmation # 5742567

You know we really sequentially increased spending since we’ve been here. We’ve tripled the amount of advertising we’re spending on these brands. If you look at the number of GRP’s we’re delivering we’ve actually increase it by five times since we started because we’ve gotten so much efficiency in buying cycle into one buying agency. So we’ve got all of these things converging in the marketplace which gives us the confidence that when coupled with what’s a building, selling system with respect to commercial execution and strengthen selling execution those things all converge to give us confidence that four to five is deliverable, and Q4 is good evidence of that at 4.4% growth excluding Venezuela.

Chris Ferrara: And then I guess just two quick ones. Number one, does the (Jardin) acquisition at all affect the timing of the plan writing launch in China? And then you talked about financing, do you still think a 4% is a decent way to look at financing rates? Or has that crept up you think?

Mike Polk: Yeah. Let me answer the first question. The answer is simply is no. But we didn’t have a lot built into our plans in 2016 for China. Remember we’ll launch a late in Q4 to get to market in maybe one or two big cities. The team is presenting their final plans to me shortly but one of two big cities for back to school ‘17 which is in February(ish) in China. So we don’t get a lot of benefit in the revenue line from China this year but we will get some nice growth in writing and 2017.

But no, it should not impact anything were doing on (Newell Rubbermaid). In fact, one of the most important things that both companies can do in the transition is to execute the 2016 plans flawlessly. And while there be a lot of work going on in the center to organize the delivery of the synergies it’s really critical that each set of operating units stays focused on the plans they built for 2016. So I would in envision really anything materially changing for either company in terms of their core plans.

On financing yet credit spreads have widened since we announced the deal in December. But there are all kinds of levers we can pull to mitigate that issue and quite frankly the interest rate sensitivity in the overall deal is the least meaningful variable, you know as we have looked at sensitivities.

NEWELL RUBBERMAID, INC.

Moderator: Alisha Dubique

1-29-16/7:30 am

Confirmation # 5742567

So we don’t know where it all ends. I think it will come down to the difference in tenor we can choose to place on the new debt. And we will make that decision based on the best economic choice for the company.

And if we have to accept slightly higher interest rates for the sake of making the right economic choice we will do that. We will cover it someplace else in the algorithm. And obviously one of the big levers we have is the balance of fixed to floating rate debt we choose to deploy. But look, we are relatively relaxed.

Of course we would have preferred to not see credit spreads widen. The widening of credit spreads for BBB- debt - you know our spreads don’t look different than the market at this point. So we are moving - while we may have moved a little earlier than the market we are in line with the market today and we will just have to see how that plays out.

We are not going to compromise the right long term choice for the sake of managing to an interest rate assumption because we have so many other levers in the P&L to compensate for that in the very near term.

Chris Ferrara: Thank you.

Operator: Your next question comes from Bill Chappell with Suntrust.

Bill Chappell: Thanks good morning.

Mike Polk: Hey Bill.

NEWELL RUBBERMAID, INC.

Moderator: Alisha Dubique

1-29-16/7:30 am

Confirmation # 5742567

Bill Chappell: Good morning. Just a first question on SG&A in the quarter. Just trying to understand how that came in versus expectation? And when I say that I mean typically in the past few years you have kind of stepped up advertising promotion in the fourth quarter just to kind of get a head start on the next year. I didn’t know if that happened again. And also if there was some kind of step up of incentive comps into looked like you outperformed kind of your core projections.

John Stipancich: Hey Bill it is John. You are absolutely correct. We did step up A&P. We made also some step ups in strategic SG&A investment as well. So for example, ecommerce which has been a fantastic result for us. We are plowing more resources into it and you are right on the incentive comp. That also drove up the SG&A number. You know in light of the strength and performance and the good finish to the year.

Mike Polk: We also, John just to build on that. We also placed a market in Q4 on shopper insights. While we have made a lot of progress we have doubled the amount of insight work we have done and actually the size of the team is up by 50% since we started in 2011.

But what we haven’t done is much research is in the area of shopper insights because we wanted to get the fundamental consumer insight work done to support the innovation of brand agenda. In Q4 we made the first in a series of investments we will make in shopper insights to ensure that we are driving leading levels of category management.

Joe Arcuri and his team are really focused on taking our selling capabilities to the next level bringing the best of what fast moving consumer goods have in category management capabilities to the consumer durable space. And part of putting the fundamentals in place is establishing a good foundation of shopper insights. So we made an investment in Q4 in that as well.

NEWELL RUBBERMAID, INC.

Moderator: Alisha Dubique

1-29-16/7:30 am

Confirmation # 5742567

We had the flexibility to do that and as you know with the - on the Q3 call I mentioned that if we had the room to do more we would invest more and that is in fact what we did. It is strategic investment in A&P. It is strategic investment in structural costs and ecomm and insights coupled with as John said we had a really terrific year from a performance standpoint and truing up a bonus.

Billy Chappell: Thanks for the color. And then just second, on the Jarden transaction is there any way you could kind of give us an idea or a rough guess - not a guess on how fourth quarter numbers kind of came in for them? Seems to be a bit of consternation about their organic growth. I am assuming it was the 2% to 3% rate just with the weather being warm.

But maybe some color there and then also Mike as you look forward any kind of idea of how this works in terms of number of division? I mean Jarden has three divisions with kind of 25 different key divisions and you have now 5. Didn’t know if you have a kind of architecture of how it would break out and how you see it splitting up?

Mike Polk: Let me first comment on your question regarding Q4. Obviously, you know, we don’t own Jarden and I actually don’t have access to their performance data. They are the ones that have to communicate that. All I would say though is if you looked at their numbers through the third quarter, their organic growth was year to date was 5.9%. So they have terrific momentum in their business.

They have an incredibly strong year ago performance in Q4 that they need to lap and I am sure you all know this but their organic growth in Q4 of 2014 was 11.4%. So a big hurdle to cross. No matter what way you cut it with 5.9% banked through the end of Q3 they are going to have a very good year. And if you look at the combination of the two companies and look at their performance once you get their data. The combination is going to be pretty darn strong relative to anybody else in our industry.

NEWELL RUBBERMAID, INC.

Moderator: Alisha Dubique

1-29-16/7:30 am

Confirmation # 5742567

With them having 5.9% growth banked through Q3 and us having now 5.5% banked on the full year that is a strong set of numbers. And so you know I think our eyes are set on the future. As I have said before, I don’t get kind of locked in any kind of 90 performance cycles. Our view is set on what is going to happen over the next three years and how to unlock the value in this combination.

So hopefully I expressed that in a compelling way in my script. But obviously we are very, very excited about leveraging what is terrific momentum in their business and terrific momentum in ours to bring the best of both companies together to build a set of assets and businesses that perform better than either of us would have been able to do on our own.

With respect to the design of the company, you know, what I need our teams to do and what I know Jim Lillie at Jarden is encouraging his team to do is to just focus on delivery in 2016. Our energy and our synergies will be focused on the things I spoke about previously and not on big sweeping org design changes. Really important to keep our eye on the ball with respect to the demand creation activities in both businesses to preserve the momentum that I was referring to earlier.

We will figure out as we get to know the business over time we will figure out what the right model is for the overall company. We will do that quickly as we did when we joined Newell Rubbermaid. It is important to articulate a set of portfolio priorities and resources, human capital and money needs to flow to the businesses with the greatest opportunities.

And so we will do all of that work but we are not going to walk in with a preconceived notion of that. We will do that work over time and that will help shape our approach to how we organize. What is clear is that we will build a set of enterprise-wide capabilities that cut across both business in the areas of insight and design and innovation that our businesses can tap into and ecommerce for example.

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Moderator: Alisha Dubique

1-29-16/7:30 am

Confirmation # 5742567

So, you know, those are really obvious opportunities and we will obviously combine two public companies into one and there will be changes associated with that reality. But in the operating units we want everybody’s head down focused on execution of the plans that they have got in place. Both companies have a very compelling set of plans for 2016. It is really important that we execute those with excellence.

Billy Chappell: Perfect thanks so much.

Operator: And your next question comes from John Faucher with JP Morgan.

John Faucher: Thanks good morning.

Mike Polk: Hey John.

John Faucher: Good morning Mike. Can you talk a little bit about aside from Brazil maybe how some of your more economically sensitive categories are doing right now? Obviously there is some concern in terms of, you know, discretionary exposure particularly as we look at the combination of the two businesses. So any thoughts just in terms of economic sensitivity and how that is impacting things right now?

Mike Polk: Yes, you know, it is really interesting. I read a lot about it. I hear a lot about it. You know I quoted some numbers on our U.S. POS as measured by ROI, 10 of 13 categories increasing market share sell out up over 8% in 9 of those 13 categories.

NEWELL RUBBERMAID, INC.

Moderator: Alisha Dubique

1-29-16/7:30 am

Confirmation # 5742567

So I have always had this point of view that ideas trump the macros. You know that it is our responsibility as a consumer brand company to bring the ideas to market and leverage our brands with the right kind of support behind them to trump whatever environment we are in. And our growth of 4.1% in the U.S. and 8.8% in the U.S. including acquisition should be good testimony to that.

I don’t see any impact from a consumer perspective in the growth of our categories where we can measure that through ROI. I just don’t see an impact at this point. The only business in our portfolio that has been sensitive to this has been the industrial products and services business. Whereas I said we went from high single digit growth in 2014 to essentially slight growth in 2015.

And I have previously commented that that trend began in about October of 2014. And so we see - that is probably the only piece of our portfolio that is cyclical as our businesses evolved over the last number of years.

You know we are far less cyclical than we were when we started. And we are more consumer driven than we were then. And we have way more brand support behind our brand such that they can absorb, you know, the macrocycles a lot better than they could in the past. But at the moment I don’t see the slowdown in markets or in the macros and I don’t see our customers really behaving particularly defensive way like they did in 2009 during the recession.

So you don’t hear us talking about a macro issue with the exception of Brazil where, you know, it is a combination of GDP slowdown and the currency impact on the business and the need for us to price protect margins to cover the transaction for its effect. And the intersection of that with a slower economy creating pressure on volumes.

NEWELL RUBBERMAID, INC.

Moderator: Alisha Dubique

1-29-16/7:30 am

Confirmation # 5742567

So that is most important to our tools business. It is certainly a factor that has influenced our tools performance in 2015. And the most sensitive portion of our tools business to that type of environment is the industrial products and services segment of that business.

John Faucher: Great and then just a quick follow up. You guys tweaked the language a little bit on synergies but it doesn’t appear that you are adding in like you said you are not adding in the revenue synergies, et cetera. So just any color in terms of the little tweak in language in terms of saying at least $500 million? And that is it for me thanks.

Mike Polk: Yes I mean the way I would answer that is when we look at Project Renewal and what that will generate by the end of 2017 we will be somewhere around $700 million of annualized savings from Project Renewal.

We have delivered those savings on a base revenue stream that started at $5.5 billion. So do the math on $700 million divided by $5.5 billion and then ask yourself whether $500 million on the base of $10 million which is the pro forma size of Jarden, you know, is conservative or not conservative?

So we have made a commitment to $500 million we believe there is probably more. If we find more which I expect we will likely do over time as we did with Project Renewal. Remember as it was a sequential series of unpacking of the cost structure at Newell Rubbermaid. But if we do find more, a portion of that money will be invested back into the business for accelerated performance either in capabilities or in brand support on the Jarden businesses.

And some will flow to margin beyond the $500 million committed to as part of the deal. The first $500 million is going to flow to margin. What happens after that, you know, we will leverage any cost savings beyond that that we can find to put the work to set up a different strategic future for the company while also passing some back to investors so that you come along for the ride.

NEWELL RUBBERMAID, INC.

Moderator: Alisha Dubique

1-29-16/7:30 am

Confirmation # 5742567

John Faucher: Great thank you.

Operator: And your next question comes from Kevin Grundy with Jefferies.

Kevin Grundy: Hey good morning guys.

Mike Polk: Hey Kevin.

Kevin Grundy: Good morning. First of all, if I could just start with a housekeeping question on the Project Renewal, the $350 million. Can you give us an update where we are with that and then what is sort of the expectation for fiscal ‘16 in terms of how much flexibility you have? That is the first part.

And then the second part, on the Jarden transaction Mike it sounds like you see very little risk with respect to regulatory approval, shareholder approval financing. I wanted to know if that was a fair sort of characterization.

And then just a second part on the Jarden question, have your conversations with retailers begun to change now given the added scale particularly that is really a U.S. mass retailer sort of comment. Have those conversations already started to change? Do you feel like you are going to see some sort of benefit there from the added scale? Thanks.

Mike Polk: Yes on your first question regarding Project Renewal. Cumulatively, so the annualized savings through the end of 2015 is $360 million. So that is banked and that is in the bank. We have articulated a range of $625 million to $675 million in cumulative savings but I just sort of shared with you my ambition and hope is that we get closer to $700 million when it is all said and done at the end of 2017 or into early 2018.

NEWELL RUBBERMAID, INC.

Moderator: Alisha Dubique

1-29-16/7:30 am

Confirmation # 5742567

Two thousand sixteen is a big year of renewal savings delivery. We have got a lot of work that was initiated last year that flows into the P&L in 2016. We set up the transformation office in order to really establish a set of very disciplined project management capabilities.

We have got teams organized along and across many different workstreams. So we expect ‘16 to be a banner year with respect to savings and it is important to the overall algorithm. With respect to the Jarden transaction I will pass that over to John to answer.

John Faucher: Sure Mike. With respect to (Jarden) we don’t anticipate any challenges from a regulatory standpoint or anything else. We made good progress. Obviously both teams have been working hard together with their outside advisors. So we don’t anticipate any challenges. We’re still marching towards a closing sometime in Q2. And no red flag. So we’re in good shape.

Mike Polk: With respect to your question on customers it’s a little early. We’re not engaging customer with one voice at this point because that would be inappropriate as two separate companies. But the general feedback on the day the deal was announced - and I know (Martin) got some of this feedback as well from customers from - on the announcement date.

And we’ve subsequently had them in our conversations with retailers. You know, it’s been very very positive. As you know, the combinations significantly scales our presence in a number of retailers in the US. We put that into the Web deck that we put together when we announced the deal. You know, we’ll have over $2 billion of revenue at the Walmart. And I think we’ll end up being probably a top - in the 8th or 9th position in terms of the overall suppliers.

And on the general merchandise side we’ll be at the top if not near the top. I think that’s very exciting. That’ll lead to a really strategic set of conversations with all of our retailers where we scale. And the other thing about the combination of the companies is it opens up access to new channels for some categories. So (Jarden) has real strength in mass sporting goods.

NEWELL RUBBERMAID, INC.

Moderator: Alisha Dubique

1-29-16/7:30 am

Confirmation # 5742567

With the Coleman Brand and with some of their action sports businesses. That opens up opportunities for brands like (Contigo) and (Avex) where, you know, we probably never would have gotten to investing the (SGNA) and selling expense to access those markets which we can now access.

And the reverse is true for (Jarden). We have tremendous scale in home centers and in hardware and in the distributive trade in the US for commercial products and tools which can provide the (Jarden) businesses access to channels.

And so, you know, it’s going to be every exciting to unlock all those opportunities. I don’t view scale a customer as being a leverage point with respect to negotiating. You know, some people think oh we’re going to be able to yield a bigger stick at this customers. That’s not how we think about engagement with our retail partners.

We think about building our business collaboratively. We have a responsibility as leaders in our categories to own the development of those categories at those retailers. And of course we leverage our branded assets to do that. So we build share when we do that effectively.

But, you know, we share accountability with our retail partners for developing the size of the pie. The size of the categories. And that’s how we approach our relationships. And we expect combinations and now be able to do that across a broader landscape of categories for our retail partners.

NEWELL RUBBERMAID, INC.

Moderator: Alisha Dubique

1-29-16/7:30 am

Confirmation # 5742567

And through that become more of a strategic supplier to them. So unbelievable set of opportunities connected to the selling and the potential for strengthened strategic capabilities in that space.

Male: That’s helpful caller. Thanks guys. Good luck.

Mike Polk: Thanks.

Operator: And your next question comes from Bill Schmitz with Deutsche Bank.

Bill Schmitz: Hey guys. Good morning.

Mike Polk: Hey Bill.

Bill Schmitz: Can you just first talk about January selling and sell-through trends? And then, you know, usually you give us sort of like some color the quarterly (cadence) of earnings. Is there anything funky to pay attention to this year? The follow-up on the deal?

Mike Polk: Yeah. You know, I gave you some color on quarterly flow in Q1. In that I gave you the Venezuelan impact. If we had not deconsolidated Venezuela in 2016 would have been worth $.03 to $.04 cents in Q1.

So that’s some color on flow. I didn’t give you the numbers for year ago, but - it’s, you know, that’s slightly more than what Venezuela contributed in the year ago period. So, you know, there’s a little bit of color. We’re pretty bullish on our - on what the first half of the year has to offer. Because a lot of our new items shipped in the first half of the year.

NEWELL RUBBERMAID, INC.

Moderator: Alisha Dubique

1-29-16/7:30 am

Confirmation # 5742567

So Rubbermaid (Fresh Works) goes. (Enjoy Gels) go in the first quarter. We had good performance last year. Very very good sellout performance. So we don’t enter the year. You can see it in our receivables numbers. You didn’t see, you know, a tremendous movement there in receivables numbers year-over-year.

So that’s a good sign that inventories have come down. In the Fourth Quarter retail inventories have come down in the Fourth Quarter. That’s true in a number of places I suspect. And, you know, the kind of (POS) and sellout that we’ve got going on is really encouraging. We should have, you know, very good - with good sales (group) comes good sell-in.

And, you know, that’s set up well. We will spend more in Q1 than we did a year ago from an (A&P) perspective with stronger innovation. And so we - we’re set up for a good First Quarter I think.

And, you know, obviously the proof of the pudding’s in the eating and it’s only not even the - really even the end of January yet. But, you know, green light’s in the engine room. So there are always things that you have got challenges that you have to overcome. And, you know, undoubtedly we will have those to deal with this year.

Bill Schmitz: Great. Thanks. And then just on the (Jarden) deal.

Mike Polk: Yes.

Bill Schmitz: Can you just - housekeeping items like what your assumption is on the interest rate and the debt? I think before you said it was, you know, plus or minus 3.5%.

NEWELL RUBBERMAID, INC.

Moderator: Alisha Dubique

1-29-16/7:30 am

Confirmation # 5742567

And then, you know, would you ever consider doing like an incremental equity deal to sort of accelerate the deleveraging? You know, how long do you think it’s going to take to get to three and a half turns of leverage?

Maybe like the broader macro assumptions as you kind of did your deal math? And then the last thing - I know that’s a lot of questions here. But, you know, what the tax rate we should use for the (Performa) company?

John Faucher: Hey Bill. It’s (John). So with respect to the debt there’s a couple of moving pieces. But overall, you know, the term loan is locked and that rate’s roughly - if you’re modeling 2 to 2.2%. It’s a variable rate instrument.

You know, the public debt that Mike was talking about earlier. Right now we originally said yes where we modeled 4%. Credit spreads have moved but there’s still a lot of moving pieces. So we don’t know where the (tenor) will be or how much we’ll go with variable rate debt overall.

So there’s still a lot of work to be done - to do. But we’re not too worried about the (cleave off) of the 4% on the public portion of the debt. So that part is - again, work in process and there is as you know a lot of market volatility between now and the time that we ultimately go to market.

Bill Schmitz: Great. And then how about like the you get to the three and a half leverage ratio and the macro assumptions underlying the deal and just the (Performa) tax rate if you have it?

John Faucher: Yeah. So we can, you know, we get to that ratio we’re committed. So part of the reason why we structured the deal we did is a terminal’s a three-year instrument that we have to pay down the $1.5 billion that I mentioned earlier in my script.

NEWELL RUBBERMAID, INC.

Moderator: Alisha Dubique

1-29-16/7:30 am

Confirmation # 5742567

And so part of that is the commitment. So we get down to that three to three and half times two to three years. Right now we’ve modeled in a number (sensitively) so we’re very comfortable that. You know, two and a half years from now we will be back in that range give or take, you know, absent some massive change in the underlying economic culture of the world overall. So we have good shape in terms of that.

With respect to tax right now. Obviously I think the easiest thing to do is model just the blended tax rate between the two companies. But there is opportunity Now none of that’s reflected as Mike said in the synergy numbers that he’s talked about and so forth.

And, you know, we’re excited about bringing (Jarden) in together with us in terms of what we can do with some of our tax structures and so forth. So we definitely see upside on that. But it’ll take some time obviously to get the two companies together into one tax system.

Mike Polk: So, you know, we’re going to push to get to deliver as quickly as we can. You know, if you look at our numbers and you probably haven’t had time to kind plow through them all.

You know, we’ve got EBITDA of around $900 million in - for (Newell). And (Jarden) is - you can figure out what (Jarden) is and, you know, with synergies coming perhaps a little bit quicker than what was modeled.

We’ll be very quickly approaching if $3 billion of EBITDA. And so we’re going to have lots of flexibility to pay down the debt quickly. And we will want to do that. You know, that’s the commitment we’ve made to get back into the range of three to three and a half times within two to three years. But I’m hoping we can do that closer to the two than to the three.

NEWELL RUBBERMAID, INC.

Moderator: Alisha Dubique

1-29-16/7:30 am

Confirmation # 5742567

With respect to the, you know, the other issues on, you know, potential (derailleurs) that could undermine that I really don’t see them. Because we’ve been so conservative in the assumptions we’ve made on the timing of synergies, the growth rate that we’ve built into the model.

So the tax opportunities, the working capital opportunities - we should have some quick winds there that are not build into the geo-economics. And it’s just going to take a little bit of time, you know, to get our arms around that once we’re able to, you know, more openly engage with each other. But not much time.

We’ll want to go for that type of stuff quite quickly. You know, the other thing to recognize is that the leverage ratios, you know, look high at the beginning. In part because of the timing of the year we’re doing this deal. Right? So Q1 is the - is probably the worst moment to try to convert a deal like this with - given the flow of cash flow for both companies.

So the optics of our leverage ratios are pretty high. Probably a half a click high in the, you know, end of the First Quarter versus what they will quickly be over the next few quarters. So there’s all those dynamics in place. We’ve made a commitment to get down to three - three and half times. We’re going to do that in a focused way.

We are prioritizing capital allocation to that outcome. And the only exception to that is the CapEx assumptions we’ve got in the business which we have not compromised in CapEx investment on either business.

We’ve blended the base plans and we won’t pull back on that front. And you should expect from the new Rubbermaid side for us to be spending around $200 million in CapEx this year. Maybe slightly above that.

NEWELL RUBBERMAID, INC.

Moderator: Alisha Dubique

1-29-16/7:30 am

Confirmation # 5742567

And then on the dividend. We’ve assumed that we maintain (annuals) current dividend to $.76 cents per share. Obviously across a higher share count which means more cash out for that in the combination. But we believe that’s an important element of our capital allocation strategy that will be and should be preserved.

Bill Schmitz: Okay. And then just on the equity raise. Would you maybe think about raising equity if - to accelerate the deleveraging process?

Mike Polk: That’s not in our line of sight right now. And doing an equity deal - not in our line of sight right now. We’re going to be really focused on executing both companies’ plans. Obviously there’s, you know, if we get good momentum in the core of the business we can think of different options, you know, as we come into 2017. But our focus right now will be on execution of the deal. Execution of the individual business plans.

Delivery of the EBITDA progression that’s built into those two plans and into the deal economics. And (playing) for more EBITDA if we can find it. You know, through acceleration of the synergies or through accelerated growth in the businesses or through other means of influencing gross margin development which are also available to us.

Bill Schmitz: Great. Thanks so much guys.

Operator: And your next question comes from Jason Gere with (Key Bank Capital Markets).

Jason Gere: Great. Thanks. Good morning guys. Just a couple of questions. One, just, you know, in the six weeks since you’ve announced the deal. Like maybe can you talk a little bit about what has surprised you more on the upside of this deal? I know it came together over the Fall kind of quickly.

NEWELL RUBBERMAID, INC.

Moderator: Alisha Dubique

1-29-16/7:30 am

Confirmation # 5742567

But, you know, and within that what should we anticipate when you guys talk at (Cagney)? Will some of the - maybe the integration team members be with you just to get a better sense of the deal? And investors getting more comfortable with it? That’s the first question.

Mike Polk: Yeah. I don’t think you should expect us to go deep into the integration at (Cagney). Because again we will now own - we will not be combined at that point - the two companies. We will lay out where we see the opportunities. And those opportunities will be articulated based on, you know, the thinking that went on in the Fall. And conversations that have happened with senior management since that time.

But, you know, the planning stages are early on. It’s a little premature for us to be doing a deep dive on exactly what we’re going to do when in a couple of weeks. That said I’ll lay it out. I’ll visually present what I just described to you in the earnings call in a little bit more detail to give you some evidence of where the opportunities are.

And talk about the ambition we have for the business. But I would expect the more detailed discussion to happen after the shareholder votes and after the transaction’s consummated. That’s when we’ll get into some far more detail.

Our focus though will be on engaging both sides of the house in understanding where their business opportunities are and learning the (Jarden) businesses. And then after a period of work and thinking about those - bringing that back together into an integrated approach and strategy for the company.

Jason Gere: Okay.

Mike Polk: Of course we’ll provide guidance for 2016 - revised guidance for 16’ and we’ll provide perspective on the out years once the transaction’s completed.

NEWELL RUBBERMAID, INC.

Moderator: Alisha Dubique

1-29-16/7:30 am

Confirmation # 5742567

Jason Gere: Okay. No no. That’s fair enough. And then I guess the other question. I was just wondering if you could talk a little bit about the, you know, the competitive landscape maybe in the US? You know, especially as, you know, I think the economy is a little bit more (skittish). You’re seeing a little bit more commodity deflation coming through. I know if may not affect your directly as it does other staple companies.

But just wondering, you know, if you could talk about any categories where you might be seeing a little more pressure - competitors trying to (thwart) the innovation that you’re bringing out? And within that point, I know you kind of gave us the outlook for tools for 2016. But, you know, I was just wondering if maybe you can kind of give us a framework for core sales in the other segments too? Thanks.

Mike Polk: Yeah we typically don’t guide core sales by segment. But I think you should expect (Redding) to have another very good year. Albeit without the benefits of Venezuela. You should expect (Baby) to have a very good year as well. We’ve got terrific momentum there with great innovation coming. Commercial products I think should expect another year of good progress. And you’ll see probably the most change in Home Solutions where, you know, Rubbermaid has a whole series of innovations that are coming to market like Fresh Works, Light, Fasten, and go which is effectively taking our lunchbox concept and executing an adult version of a lunchbox for work. And so that’ll come.

And then in the back half of the year we’ve got another exciting food storage innovation that I won’t disclose now that really will be very, very cool and fun to see how consumers respond to.

So you got three big innovations in Rubbermaid coming this year. You’ve got a big year on beverages as we continue to develop and build the Contigo, Avex, Bubba and Rubbermaid brands in this space.

NEWELL RUBBERMAID, INC.

Moderator: Alisha Dubique

1-29-16/7:30 am

Confirmation # 5742567

And Calphalon is going - Calphalon and Goody will go through, you know, complete re launches. We saw some weakness in Calphalon in the fourth quarter as we’re transitioning out of product lines and into new product lines which start flowing in during the middle of Q1. So we’ve got a full facelift going on Calphalon. And we’ve got the Goody brand re launch which is set for the second quarter of this year.

So I think Home Solutions will probably be the place where you see the most - the most change. We will continue in the - to continue to optimize the Rubbermaid consumer business by continuing to pull back on consumer storage, the less profitable end of that business.

So some of the positives that I was just referring to will be partially offset by continued contraction in that portion of the business as we look to reposition the Rubbermaid brand to play in areas where the brand can be differentiated. And through differentiation comes higher gross margins, through margins comes higher affordably to invest in and really create the renaissance in Rubbermaid that we hope to deliver over the next couple of years.

Jason Gere: Okay. Great thanks for taking my questions.

Operator: And your next question comes from Joe Altobello will Raymond James.

Joe Altobello: Thanks . Hey guys, hey good morning. Just a couple quick ones. I guess first and Mike you sort of touched on this earlier, in terms of the need to invest behind the Jarden brand it sounds like you don’t see a big catch up period here given that the first $500 million of cost saved will drop to the bottom line effectively.

But how do you think about your need to invest behind the Jarden brands? And secondly how does the acquisition impact your goal of getting to A&P spend about 7% of sales?

NEWELL RUBBERMAID, INC.

Moderator: Alisha Dubique

1-29-16/7:30 am

Confirmation # 5742567

Mike Polk: Let me take the second part of the question first. The acquisition will not impact our drive to get the new Rubbermaid portfolio to 7% of sales. As I said in 2016 we’ll get that ratio up to five, probably around 5  1⁄2%. And so we continue on that journey to 7% threshold and we think that happens in 2018. Maybe a little bit of a bleed over into 2019 depending on how the renewal cost savings flow through to the P&L. So we don’t any interruption in that drive.

On the Jarden business we’re just getting to know these businesses. I will tell, you know, all you have to do to understand the Jarden business and whether they have the algorithm right is look at 5.9% core sales growth through the nine month period in 2015.

That would suggest that there are a lot of things going right in these businesses. Of course we believe in brands. And if we can find the flexibility beyond the first $500 million to find savings we’re going to want to invest back into brands.

We believe that our design capability which is enabling the step up in innovation on the new Rubbermaid side of the family is applicable more broadly across more categories. In order to fund that we’ll have to invest some money to extend the shoulders of that capability. Be able to potentially help some of the Jarden businesses.

But of course if we’re going to - if we can strengthen innovation in these businesses through that design capability we’re going to want to put advertising and promotion money behind it to stimulate awareness and trial of the new ideas.

So I think if there was a place where you could or should expect us to explore investing it’s in that area. And we of course across the total landscape are going to continue to invest in E Commerce. For Newell Rubbermaid in the full year our E Commerce contribution in the US to our POS growth was something close to 14%.

NEWELL RUBBERMAID, INC.

Moderator: Alisha Dubique

1-29-16/7:30 am

Confirmation # 5742567

Which if you go all the way back to our analyst day in May of 2012 you can look at what we quoted there as the contribution to revenue, and you see this big step up. That’s in part a function of the investments we’ve made.

We expect to make investments across the total enterprise in E Commerce. We’ll fund that through any savings that comes beyond the 500.

Now unlike what we did with Project Renewal where the first couple of tranches of savings went fully back into the business you should not expect us to do that with anything beyond the $500 million that we find.

Some of this is going to flow back to investors for margin development beyond what we’ve committed to with the first $500. And some of it will flow back into the business.

How that ratio breaks down? Yet to be determined. We have a lot of work to do to understand the opportunities. I had the opportunity to meet (Hope Argala) and her team up at Yankee last week just to say hello and get to know them. They’ve got all kinds of really interesting things going on there.

And so I suspect as we get into these businesses, you know, we will see and find all kinds of opportunities that hopefully by bringing the companies together we’ll be able to plus up.

Just like Jarden has historically done as it has bought businesses and integrated it into the company.

NEWELL RUBBERMAID, INC.

Moderator: Alisha Dubique

1-29-16/7:30 am

Confirmation # 5742567

Look at the progress on Yankee. I used to be on the board there in 2005, 2006. They’ve got a big, dynamic business in Europe that didn’t exist when I was there. And that’s happened since the Jarden acquisition.

So there’s plenty of evidence that that work is already underway and the question is can you overlay more funds to really unlock the upside in any of those areas that are particularly attractive.

And again too early to say where you place those bets or whether you can find the money beyond the $500. Although our judgment tells us there’s more to be found there. And we should go get that money so we can put it back into the business for the growth acceleration.

Joe Altobello: Great. Very helpful. Thanks Mike.

Operator: And your next question comes from Wendy Nicholson with Citi.

Wendy Nicholson: Hi good morning. So could you talk a little bit about ((inaudible)) and the operating margins there? I know you talked about both foreign exchange and a higher investment spending pressuring the out margin in the fourth quarter.

But it’s been a while since we’ve seen margins go down to the tune of 200 bips. So and I know it’s only one quarter, and still for the year they were up, but I’m just wondering, you know, kind of where we are with your commitment to higher spending going forward with the China launch and all that kind of good stuff.

Just on that business specifically do you think 25% is kind of the right flush peek operating margin or do you still think there’s room for margin expansion ahead?

NEWELL RUBBERMAID, INC.

Moderator: Alisha Dubique

1-29-16/7:30 am

Confirmation # 5742567

Mike Polk: Well in any given quarter the margin will flow depending on how much investment we put in. You know, we said we spent more money in A&P then we were planning on spending in the quarter, and ((Inaudible)) was the beneficiary of that, which it, you know, almost always is.

But we don’t have a target margin for businesses. I mean anything over 20 in my experience is a really exciting place to be because if you grow you really create a ton of value.

So, you know, but I don’t envision us drifting down to that level. But I also don’t want to target and peg 25% operating income margin as a target margin for the ((Inaudible)) business because I feel like we might constrain the opportunities for growth.

You know, as we move ((Inaudible)) into new geographies there’s sort of a SG&A bubble you have to accept in front of the - head of the revenue stream. And our ambition is to deploy this portfolio as broadly as is relevant to deploy it over the next five to ten years.

So there will be periods where there’s a cost of growth associated with that choice that will be covered by some other business just like you saw some of the businesses cover tools investment in 2014, you see other businesses cover baby investment at the beginning of this year, will now see baby margins come back to fund other investments in Home Solutions.

And so, you know, we manage this money very dynamically. And we don’t let it get trapped in any particular segment. The leadership team allocates resource, and in any given period you should expect operating income margins to flex up and down depending on what investment bets we’re making.

Wendy Nicholson: Got it. And to the point of sort of your ability to I don’t know reallocate resources and manage it all I think you’ve talked, you know, in the past SAP has helped to a certain extent, and how you except SAP will help more going forward.

NEWELL RUBBERMAID, INC.

Moderator: Alisha Dubique

1-29-16/7:30 am

Confirmation # 5742567

But specifically to the Jarden transaction, you know, I think one of the concerns that I’ve heard from investors is just the complexity of that business, and the scope and the breadth and all of that.

So can you tell us, you know, are they on SAP? How quickly do you think it’ll take to bring them on to your systems so that you can preserve that great sense of, you know, management of the numbers and management of the business?

And then just the last thing on that transaction specially, you know, obviously investors have kind of shown that there’s a fair amount of concern about the transaction and of that. Can you address, you know, internally with Newell what the response among the employees has been to the transaction?

Obviously (Tarchetti) is excited about it, but what about everybody else? Do they feel like you’re going down a different path than they thought you were? Thanks.

Mike Polk: That’s a great question. Let me add to that one last, and maybe John can provide some perspective so that it’s not biased by me because I’m obviously very excited about it too.

I think people are really energized by this because they’ve seen what’s happened here, and they now, you know, most people are probably thinking gosh there’s all kinds of opportunity for me personally to go work in different types of businesses over time.

And I get the sense there’s a lot of excitement about this. The group’s been through a ton of change so they understand how to - and they’re resilient as all heck to be able to absorb the rhythm of change that we’ve had over the last number of years.

NEWELL RUBBERMAID, INC.

Moderator: Alisha Dubique

1-29-16/7:30 am

Confirmation # 5742567

But there’s a lot of excitement. There’s pride in the fact that we’re creating something big and special that could really be very, very exciting. But maybe John you should answer that last part rather than me.

John Faucher: So Wendy I’ll add some color in a second. With respect to the system, so part of Jarden is on a version of SAP but we’re fairly comfortable that we’ll be able to get them and get our arms around their systems relatively quickly.

Obviously they have a great business and they’ve run their business extremely well. So they certainly understand their numbers and we’re encouraged coming in that we can kind of get to a common ((inaudible)) and common vocabulary relatively quickly.

Our IT guys are really excited to work with them. And certainly I think we can give them some perspective on things that have worked well for us. As Mike said it’s really consistent with taking the best of both companies so we also have some things I’m sure we can learn about them and get a little more leverage out of our systems overall.

So comfortable we’ll get our arms around the business fairly quickly and certainly in our meetings with them they clearly have their arms around the business. So we’re very comfortable with that.

You know, in terms of the excitement, you know, certainly it’s not something I think that many of the employees expected. But we’re excited, we’re excited about the progress that certainly Mike and the team has made over the past five years to put us in this position to be able to rewrite the future for this company and that’s what people are most excited about now.

You know, we look at the opportunity now with Jarden and things that we think we can do as we broaden our set of capabilities across a number of different new categories and new brands.

NEWELL RUBBERMAID, INC.

Moderator: Alisha Dubique

1-29-16/7:30 am

Confirmation # 5742567

And as Mike said as well as the synergies. You know, places where Jarden has been very success and we haven’t been as successful in certain channels. So there’s a lot of excitement. You know, we know it’s going to be a lot of work, it’s been a lot of work for a number of people for the past three to four months, but it’s going to be a great combination over all. So it’s - you know, we’re a little bit disappointed maybe some people don’t see it that way, but for us we only see upside.

Mike Polk: Yes. I think the market’s reaction - I’m not even going to focus on it to be honest with you because the opportunity is in front of us, it’s not in the moment. And so the opportunity is to, you know, bring this combination together, and create the value release that will naturally occur.

But more importantly strategically to create one of the leading consumer branded companies in the world. And certainly a leader in the durable space where nobody’s going to be able to have the capabilities we have. We’ll have the affordability to invest in a really advantaged set of branded element capabilities that should enable us to trump the competition.

You know, we’ll compete in category country sales against lesser competition is quite small. So if we want - as we set this company up to be managed the way we manage things today where we — a senior group of people, leaders from each of the businesses — come together every year to allocate resource.

As we allocate those against the businesses with the greatest right to win we should see really tremendous release of value and growth. And that’ll create a very, very exciting story going forward.

You know, we’re a risk on scenario and a risk off environment at the moment because of the leverage that we need to raise to bring these two companies together.

NEWELL RUBBERMAID, INC.

Moderator: Alisha Dubique

1-29-16/7:30 am

Confirmation # 5742567

And that is fine. We have the clarity, the security and the sense of what will happen next to give us the confidence that what we’ve said about maintaining investment grade, getting the deal financed, getting the deal - having the deal deliver high single digit accretion year one, and mid-teens to high teens in year two and strong double digit accretion year three.

We have the confidence and line of sight to all the moving parts in that algorithm to give us, you know, the security that the risk on increase is appropriate for our company.

The market doesn’t have access to everything that we’ve got access to. If we don’t have the opportunity to talk as explicitly as we’d like to to the market until the transaction’s consummated. So we’re in that period where there’s uncertainty in a risk-off environment and I’m sure that’s creating pressure.

You know, we will over time in a very deliberate way articulate our vision for the company and what we believe is going to be possible through the combination and I am certain we will find more opportunity the more time we have to engage with the partners on the Jarden side. And we intend to bring the best of both together to bear on this, you know, collection of categories that are really quite strategic. The opportunity is quite strategic. These are large growing categories with unconsolidated markets and the brand portfolio’s powerful because we have leading positions in those categories.

And so there’s so much roll-up potential either organically or through a combination of organic and external development that it, you know, you just sort of feel like a kid in a candy store in terms of the potential opportunities ahead. We’re going to do this deliberately. We’re going to do this with putting the best people on the field that we can to unlock the upside and we couldn’t be more excited by what’s ahead. But our line of sight goes beyond the next 90 or 30 days. It’s the next three years and it’s putting in motion the set of choices that I think we will illuminate over time for the market but we are certain we’ll unlock the value, you know, we have represented to you if not more.

NEWELL RUBBERMAID, INC.

Moderator: Alisha Dubique

1-29-16/7:30 am

Confirmation # 5742567

Wendy Nicholson: Terrific. Thank you very much.

Operator: And your next question comes from Steph Wissink with Piper Jaffray.

(Crosstalk)

(Lauren Wolf): Hi this is actually (Lauren Wolf) calling in for Steph. Switching gears a little bit we’ve seen some significant momentum over the past year within the Baby business in particular.

Mike Polk: Yes.

(Lauren Wolf): Do you think this level of growth is sustainable into 2016 and beyond and would you be able to provide any additional color about the innovations that you mentioned earlier?

Mike Polk: Yes. I wouldn’t count in the 10% type of growth levels as being something that’s sustainable every quarter but we’ve got a lot of innovation coming in baby. We’re excited about baby. The combination actually potentially brings together some really exciting opportunities particularly with Nuk and BabyJogger and there are a couple of European soothing businesses as well that Jarden has.

So we’ve got, you know, some tremendous opportunity here. We love our Baby business. It’s a different business than the rest in that on our side of the family we’ve outsourced the manufacturing to a strategic partner so our gross margins are diluted to the total company performance but because we don’t own the assets our return on investment capital is quite high. It’s just next to Writing in terms of its value creation potential if we grow.

NEWELL RUBBERMAID, INC.

Moderator: Alisha Dubique

1-29-16/7:30 am

Confirmation # 5742567

So when you grow Baby you create a ton of value for investors to the RLIC and (Rona) from that assets that’s so high. Just shy of Writing’s levels. And Writing’s levels are margin-driven. Baby’s levels are driven by the absence of fixed assets in a very short value chain because most of our retail partners - many of them (VI) direct import from the point of departure in Asia so we have a very short value chain inventory chain.

So this is a great business. We expect to grow it. I think if I were building a model for the next number of years I’d be building sort of mid-single digit growth.

There will be a moment in time when China opens up as a huge market. There is now car seat legislation in place, not yet being enforced. But that will create a car seat market over time and when that happens we want to be right in the middle of growth that will come with baby gear. Our business is sourced from China so we’ve got great presence there so that if and when that market opens we will be in the position to participate in a more material way than we do today. But that will - when that moment comes that will trigger a different level of growth for the company in that segment. So I think the right planning stance is mid-singles.

(Lauren Wolf): Thanks. That’s helpful.

Operator: And your next question comes from Linda Bolton-Weiser with B. Riley.

Mike Polk: Hey Linda.

Linda Bolton-Weiser: Hi. You know, can you just comment - you named a few things about why cash flow - operating cash flow was down year-over-year. Can you remind us how did the 566 million do relative to your original guidance range? And then do you have some guidance on that for 2016? You know, excluding Jarden. And to meet those leverage ratio targets do you think you’re going

NEWELL RUBBERMAID, INC.

Moderator: Alisha Dubique

1-29-16/7:30 am

Confirmation # 5742567

to have to step up initiatives like on working capital or do you think you can just get to those leverage ratios kind of on the status - just kind of operating cash flow without any special efforts in the working capital area?

John Faucher: Sure. Good morning Linda. So we generally don’t guide with respect to cash flow - operating cash flow overall so we won’t give you any guidance numbers for 16 or 15. I will give you a - I’ll give an explanation where we landed for 15 versus 14. Essentially we were up about 2% if you take out the $70 million pension payment that we made in 2015 to get our pension plan up to about a 93% funded status. And then we had a little more cash spend on project renewal and some other restructuring costs overall.

You know, in terms of focus on cash going forward the model was built without any working capital improvements but there are plenty of working capital improvements for the transaction as well as on our side. As we’ve talked about before, you know, our inventories we can do a little better job on.

Overall we built some inventories this year for growth and so forth but we know we can do a better job managing inventories as well as managing the other pieces of working capital. So that will be a focus. It will be part of our incentive plan next year we’ve talked about because of the importance of delivering on cash overall for us in terms of getting our leverage ratio down as Mike said as quickly as we reasonably can to the 3 to 3-1/2 times ratio.

But again good focus on cash so we made good progress in Q4 as well on inventory so I’m relatively comfortable that we have line of sight to another strong year for 2016.

Mike Polk: Just to punctuate the point John made, we will - we’ve recommended to the Board that our 2016 - the Newell Rubbermaid 2016 bonus program — the short-term incentive program — include a component on operating cash flow. And so obviously cash flow matters a lot and operating cash

NEWELL RUBBERMAID, INC.

Moderator: Alisha Dubique

1-29-16/7:30 am

Confirmation # 5742567

flow matters a lot in the context of this deal. So we will put some skin in the game for our employees with respect to really moving the needle on operating cash flow. Like John said we don’t guide but you can be assured it’s going to be a focal point for us.

There’s a lot of opportunity in working capital as I’ve said over time and this is the time to go get it. We have not assumed any benefit. We’ve just blended the programs that existed for both companies in our deal economic assumptions. So you can rest assured cash is king, you know, the coming years and really ought to be all the time. And you should expect us to really move the needle on this over time.

And again I think we’ve got a very clear line of sight to being able to get down into the leverage ratio range that we’ve committed to and, you know, I’m hopeful that we can do that closer to the two-year horizon than the three-year horizon. But our commitment is to do that within two to three years.

Linda Bolton-Weiser: Great. Thanks very much.

Mike Polk: Yes.

Operator: And your next question comes from Steve Powers with UBS.

John Faucher: Hey Steve.

Steve Powers: Hey. Great. Thanks. Maybe just carry on the cash theme. Can you talk a little bit about how the deconsolidation of Venezuela impacts the operating cash flow sources and uses outlook that you had communicated back in September? I mean obviously it effects ((inaudible)) as well but you had said about 5 billion between 16 and 20 at about 2.4 billion sort of uncommitted after cap-ex and dividends and base-level repurchases. And I’m just curious — obviously before considering Jarden — you know if the outlook is materially different now with Venezuela carved out.

NEWELL RUBBERMAID, INC.

Moderator: Alisha Dubique

1-29-16/7:30 am

Confirmation # 5742567

John Faucher: Yes. So with respect to the cash generation and sources and uses, you know, it - the cash flow write-off for us going forward or the difference will be about 50 million on an annual basis so it doesn’t materially change the numbers that we’ve put together in terms of the sources and uses of cash overall.

Mike Polk: And the other thing I’d say is that all of the modeling we did with the rating agencies - all the modeling we did on the deal economics assumed Venezuela out.

Steve Powers: Okay.

Mike Polk: So everything that we’ve articulated externally excludes Venezuela.

Steve Powers: All right. That’s great. Thank you very much. And then just I guess just one clean-up on Writing if I could. So I think growth in the segment was about 6% this quarter ex-Venezuela. You can correct me if that’s wrong. And I think you said high single digits in North America which implies that growth kind of international ex-Venezuela was very modest. And I’m just - any commentary on that and how you expect sort of North America versus international to trend in 16 that would be helpful.

John Faucher: Yes. So we have different Writing businesses. We have a Fine Writing business, we have the (Dimo) business which gets consolidated in our Writing segment. And then what we call Writing And Creative Expression. Writing And Creative Expression’s growing, you know, very, very well. This is where Sharpie and Paper Mate and Expo and PrismaColor - they all live in that cluster. Fine Writing’s been less positive - the growth rate.

NEWELL RUBBERMAID, INC.

Moderator: Alisha Dubique

1-29-16/7:30 am

Confirmation # 5742567

And your observation is accurate. Growth is Europe was not as strong as we believe it can be over time in part because WACE growth — or Writing And Creative Expression growth — was offset by Fine Writing declines. And so we’re in the midst of repositioning our Fine Writing portfolio in Europe pulling back on some of the low end portions of that portfolio so that we focus brands like Parker and Waterman on the high end portions of that portfolio.

So that is what contributed to Europe’s sort of modest Writing results. Terrific growth on Writing And Creative Expression in markets like the UK and in France offset by Fine Writing contraction in the same geographies. Over time you should expect our Writing business to become more dominate and present in the core which is Writing And Creative Expression.

We’ve got a terrific plan in place for our Writing business in 2016. I think you should plan for like performance in your models in 16 as we delivered in 15 ex-Venezuela. And while we haven’t quoted a specific number for Writing ex-Venezuela — and you shouldn’t expect us to — you’re in the general ballpark with your analysis.

Steve Powers: Okay. Great. Thank you very much. Helpful.

Operator: And your final question comes from Rupesh Parikh with Oppenheimer.

(Crosstalk)

Rupesh Parikh: Good morning. Thanks for fitting me in. So my first question Mike has to do with innovation. Throughout the call you made of commentary about all the innovation you expect this year. Is there any way to quantify the impact of innovation this year maybe versus a prior year? And a follow-up question - as consumers continue to migrate more online to buy their products how does your delivery of e-commerce - or how does your delivery of innovation change with that dynamic of consumers buying more online?

NEWELL RUBBERMAID, INC.

Moderator: Alisha Dubique

1-29-16/7:30 am

Confirmation # 5742567

Mike Polk: Yes. So great questions. I’ll give you some perspective on innovation. So when we evaluate the impact that innovation’s having in our business we look at what we call the vitality rate or the innovation rate. And we measure innovation rate as the percentage of our revenue that’s been touched by innovation launched in the last three years.

And when we started in 2013 with the new model our innovation rates were quite low - you know, in the low teens type of level. And as we enter 2016 we’re getting very close to what we have our long-term for the innovation rate which is 30%.

And so, you know, this is a vitality rate or an innovation rate that the best consumer goods companies would consider the gold standard. And we’re well on our way to getting there. We will get there in 2016 with the pipeline of ideas that are coming to market.

Rupesh Parikh: Okay. Great. And then maybe just one housekeeping question. Is it possible to get the 2015 gross margin rate - an (SGNA) margin rate excluding Venezuela.

Mike Polk: We don’t typically communicate that but I’ll let (Nancy) and you guys try to triangulate around what that would be. But the way you should think about it - it’s not that big of a deal with respect to its impact on overall margins. It may be slightly - it may hurt us a bit on operating margin but not at gross margin. So I think, you know, it actually may help us with (BZ) out at gross and hurt us at operating income margin because we don’t spend a ton of money in A&P there. But just modestly. Not as much as you might think.

Rupesh Parikh: Okay. Great. Thank you.

Operator: This concludes our question and answer session. I will now turn the call back to Mr. Polk for closing remarks.

NEWELL RUBBERMAID, INC.

Moderator: Alisha Dubique

1-29-16/7:30 am

Confirmation # 5742567

Mike Polk: Well thank you very much (Leanne). And thank you to all on the call for your interest in our company. And most importantly thank you to all the Newell people who work tirelessly to make these results happen. And to our future colleagues at Jarden who have worked tirelessly as well over the last few months with our team to pull this transaction together. I think together we’re going to make a great team. Thank you very much.

Operator: A replay of today’s call will be available later today on our Web site newellrubbermaid.com. This concludes our conference. You may now disconnect.

END

Caution Concerning Forward-Looking Statements

Statements that are not historical in nature constitute forward-looking statements. These forward-looking statements relate to information or assumptions about the effects of sales, income/(loss), earnings per share, operating income, operating margin or gross margin improvements or declines, Project Renewal, capital and other expenditures, cash flow, dividends, restructuring and other project costs, costs and cost savings, inflation or deflation, particularly with respect to commodities such as oil and resin, debt ratings, changes in exchange rates, product recalls, expected benefits, synergies and financial results from recently completed acquisitions and planned acquisitions and divestitures and management’s plans, projections and objectives for future operations and performance. These statements are accompanied by words such as “anticipate,” “expect,” “project,” “will,” “believe,” “estimate” and similar expressions. Actual results could differ materially from those expressed or implied in the forward-looking statements. Important factors that could cause actual results to differ materially from those suggested by the forward-looking statements include, but are not limited to, our dependence on the strength of retail, commercial and industrial sectors of the economy in light of the continuation or escalation of the global economic slowdown or regional sovereign debt issues; currency fluctuations; competition with other manufacturers and distributors of consumer products; major retailers’ strong bargaining power and consolidation of our retail customers; changes in the prices of raw materials and sourced products and our ability to obtain raw materials and sourced products in a timely manner from suppliers; our ability to develop innovative new products and to develop, maintain and strengthen our end-user brands, including the ability to realize anticipated benefits of increased advertising and promotion spend; product liability, product recalls or regulatory actions; our ability to expeditiously close facilities and move operations while managing foreign regulations and other impediments; a failure of one of our key information technology systems or related controls; the potential inability to attract, retain and motivate key employees; future events that could adversely affect the value of our assets and require impairment charges; our ability to improve productivity and streamline operations; changes to our credit ratings; significant increases in the funding obligations related to our pension plans due to declining asset values, declining interest rates or otherwise; the imposition of tax liabilities greater than our provisions for such matters; the risks inherent in our foreign operations, including exchange controls and pricing restrictions; our ability to realize the expected benefits, synergies and financial results from our recently acquired businesses and pending acquisitions; our inability to obtain stockholder or domestic and foreign regulatory approvals required to complete planned acquisitions and divestitures; failure to satisfy a condition to closing of planned acquisitions and divestitures; our ability to complete planned acquisitions and divestitures; difficulties or high costs associated with securing financing necessary to pay the cash portion of the merger

NEWELL RUBBERMAID, INC.

Moderator: Alisha Dubique

1-29-16/7:30 am

Confirmation # 5742567

consideration contemplated by the pending Jarden transaction; risks related to the substantial indebtedness that Newell Rubbermaid will incur in connection with the pending Jarden transaction and our ability to maintain our investment grade credit ratings; difficulties integrating our business with Jarden and unexpected costs or expenses associated with the pending Jarden transaction; and those factors listed in our most recently filed Quarterly Report on Form 10-Q and Exhibit 99.1 thereto filed with the Securities and Exchange Commission. Changes in such assumptions or factors could produce significantly different results. The information contained in this communication is as of the date indicated. The company assumes no obligation to update any forward-looking statements contained in this communication as a result of new information or future events or developments.

Additional Information and Where to Find it

In connection with the pending Jarden transaction, Newell Rubbermaid and Jarden have filed a registration statement on Form S-4 that includes the Joint Proxy Statement of Newell Rubbermaid and Jarden and that also constitutes a prospectus of Newell Rubbermaid. Newell Rubbermaid and Jarden plan to mail to their respective shareholders the Joint Proxy Statement/Prospectus in connection with the pending Jarden transaction. WE URGE INVESTORS AND SHAREHOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT NEWELL RUBBERMAID, JARDEN, AND THE PENDING JARDEN TRANSACTION. Investors and shareholders are able to obtain copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Newell Rubbermaid and Jarden free of charge at the SEC’s website, www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Newell Rubbermaid by accessing Newell Rubbermaid’s website at www.newellrubbermaid.com by clicking on the “Investor Relations” link and then clicking on the “SEC Filings” link or by contacting Newell Rubbermaid Investor Relations at investor.relations@newellrubbermaid.com or by calling 1-800-424-1941. Shareholders may also read and copy any reports, statements and other information filed by Newell Rubbermaid or Jarden with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Newell Rubbermaid, Jarden and certain of their respective directors, executive officers and other persons may be considered participants in the solicitation of proxies from the respective shareholders of Newell Rubbermaid and Jarden in respect of the proposed combination contemplated by the Joint Proxy Statement/Prospectus. Information regarding Newell Rubbermaid’s directors and executive officers is available in Newell Rubbermaid’s Form 10-K filed with the SEC on March 2, 2015, its proxy statement filed with the SEC on April 1, 2015 in connection with its 2015 annual meeting of stockholders and its Forms 8-K filed with the SEC on February 12, 2015, May 19, 2015, October 9, 2015, November 16, 2015, December 14, 2015 and December 29, 2015. Information regarding Jarden’s directors and executive officers is available in Jarden’s Form 10-K filed with the SEC on March 2, 2015, its proxy statement filed with the SEC on April 20, 2015 in connection with its 2015 annual meeting of stockholders and its Forms 8-K filed with the SEC on January 5, 2015, June 9, 2015, December 17, 2015 and January 7, 2016. Other information regarding persons who may be considered participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the Joint Proxy Statement/Prospectus and other relevant materials filed with the SEC.

Non-Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the pending Jarden acquisition or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.